A47
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 4 2003

SEC FILE NUMBER

8- ~~43078~~

3 7/6 9

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

New- Highlander Capital Group, Inc.

NAME OF BROKER-DEALER: FIA Capital Group Inc -(former)

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

119 Littleton Road
_____
(No. and Street)

| Parsippany | New Jersey | 07054 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__John Teevan_____973-402-1200____
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friend Gary Benjamin
_____
(Name – if individual, state last, first, middle name)

| 31 Middleton Road | Savannah | Georgia | 31411 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 1 1 2003

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAR 1 0 2003

OATH OR AFFIRMATION

I, _____ John Teevan Jr. _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ FIA Capital Group INc _____ , as
of _____ December 31 _____ , 20 02 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Frances A. Frazzano
Notary Public - State of New Jersey
My commission expires May 10, 2007

Signature

Secretary/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIA CAPITAL GROUP, INC.

Financial Statements

and

Auditor's Report

December 31, 2002

GARY B. FRIEND
CERTIFIED PUBLIC ACCOUNTANT
31 Middleton Road
Savannah, GA 31411

912-598-9335
Fax 912-598-9336

800-238-8893
Fax 800-238-8886

New Jersey Office

411 Evergreen Blvd.
Scotch Plains, NJ 07076

Report of Independent Public Accountant

To the Board of Directors and Stockholders of
FIA Capital Group, Inc.

I have audited the accompanying statement of financial condition of FIA Capital Group, Inc. (a New Jersey corporation and 50% subsidiary of ABSCO Ltd. Corp.) as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management . My responsibility is to express an opinion on these financial statements and schedules based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIA Capital Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include andy adjustments that might result from the outcome of this uncertainty.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2003

FIA CAPITAL GROUP, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash		$ 56,648
Receivable From Clearing Broker (Note 5)		81,974
Securities Owned, at Market Value (Note 1):		
Equities	$ 24,925	
State and Municipal Obligations	36,622	
		61,547
Deposits with Clearing Broker (Note 5)		100,000
Furniture and Equipment, at cost, less accumulated depreciation of $ 286,659 (Note 1)		53,914
Other Assets		31,009
Total Assets		$ 385,092

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Vehicle Loan Payable (Note 4)	$ 14,481	
Accrued Liabilities	67,304	
Total Liabilities		$ 81,785
Stockholders' Equity Total		
Common stock, Class A voting, no par value, 1000 shares authorized and issued, 160 shares outstanding	1,600	
Common stock, Class B nonvoting, no par value, 900 shares authorized, none issued or outstanding	-	
Additional paid-in capital	939,399	
Accumulated deficit	(637,692)	
Total Stockholders' Equity		303,307
Total Liabilities and Stockholders' Equity		$ 385,092

The accompanying notes are an integral part of these financial statements.

GARY B. FRIEND

FIA CAPITAL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2002

Revenues:

Trading income	$ 528,908	
Commissions	809,918	
Underwriting fees	39,300	
Interest and dividends	39,348	
Other	98,498	
Total Revenues		$ 1,515,972

Expenses:

Clearing and floor brokerage	271,539	
Commissions	528,585	
Employee compensation and benefits	449,844	
Communication	158,998	
Occupancy costs	80,400	
Professional fees	34,000	
Regulatory fees	27,610	
Depreciation	23,452	
Interest	3,146	
Other	78,375	
Total Expenses		1,655,949
Income (Loss) Before Provision for State Income Taxes		(139,977)
Provision for State Income Taxes		400
Net Income (Loss)		$ (140,377)

The accompanying notes are an integral part of these financial statements.

FIA CAPITAL AGENCY, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, Beginning of Year	$ 1,000	$ 789,999	$ (497,315)	$ 293,684
Issuance of Common Stock	600	149,400	-	150,000
Net Income (Loss)	-	-	(140,377)	(140,377)
Balance, End of Year	$ 1,600	$ 939,399	$ (637,692)	$ 303,307

The accompanying notes are an integral part of these financial statements.

GARY B. FRIEND

FIA CAPITAL AGENCY, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:

Net income (loss)	$ (140,377)	
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	23,452	
(Increase) decrease in operating assets:		
Securities owned	309,985	
Other assets	20,032	
Increase (decrease) in operating liabilities:		
Securities sold by not yet purchased	(934)	
Payable to clearing brokers	(412,097)	
Receivable from parent	33,490	
Accrued liabilities	(12,466)	
Net Cash Used by Operating Activities		$ (178,915)

Cash Flows from Investing Activities:

Purchase of furniture and equipment	(3,046)	
Cash Used by Investing Activities		(3,046)

Cash Flows from Financing Activities:

Issuance of common stock	150,000	
Advances from officers	33,400	
Reduction of long term debt	(4,014)	
Net Cash Provided by Financing Activities		179,386

Net Increase (Decrease) in Cash	(2,575)
Cash, Beginning of Year	59,223
Cash, End of Year	$ 56,648

Supplemental Disclosures:
Cash paid during the period for:

Interest	$ 3,146
Taxes	$ 670

The accompanying notes are an integral part of these financial statements.

FIA CAPITAL GROUP, INC.
Notes to Financial Statements
December 31, 2002

1. Organization and Significant Accounting Principles

Organization

FIA Capital Group, Inc, (the "Company"), formerly FIA Investment Services Corporation, is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is 50% owned by ABSCO Ltd. Corp. ("ABSCO"), 37 1/2% owned by its president both directly and through an LLC and 12 1/2% owned by another unrelated individual. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. Management believes that since the company does not carry customer accounts they are exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule.

Nature or Operations

The Company has offices in Parsippany, New Jersey. The Three primary sources of income are proprietary trading on the Company's behalf, underwriting fees earned as a selling agent and commissions earned from retail trading. Management believes that the Company does not have any concentrations of individual securities or reliance on individual retail customers where a loss in value or business would have a material impact on the financial condition of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned and securities sold but not yet purchased, are stated at market value and are recorded on a trade date basis. Unrealized gains and losses are included in trading income.

Commissions

Commission revenues and expenses are recorded when earned on a trade date basis.

FIA CAPITAL GROUP, INC.
Notes to Financial Statements
December 31, 2002

1. **Organization and Significant Accounting Principles - Continued**

   Depreciation

   Depreciation of furniture and equipment is provided based on the estimated 5-7 year useful lives of the assets using the MACRS method.

2. **Company Matters**

   The Company has suffered operating losses over the past four years and has a net capital deficiency of $ 637,692 at December 31, 2002. These circumstances raise substantial doubt about its ability to continue as a going concern.

3. **Income Taxes**

   Through 2001 the Company filed as part of a consolidated federal tax group. In accordance with an income tax sharing agreement taxes were allocated to each member of the consolidated group based on the percentage that each member contributed to the consolidated tax liability which is not to exceed any member's federal income tax liability computed on a separate company basis. The Company files an unconsolidated New Jersey state return and as of December 31, 2002 has approximately $ 1,259,000 of state net operating losses available to reduce future state income taxes. For 2002 the Company will file a separate federal income tax return as it is no longer a majority owned subsidiary.

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

4. **Long Term Debt**

   Long term debt at December 31, 2002 consists of a 7% five year vehicle loan payable in 60 equal monthly installments of $ 365 including interest maturing in September 2006 and secured by the vehicle.

5. **Clearance Agreement**

   The Company has entered into a clearance agreement (the "Agreement") with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") dated January 28, 1991. Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, Pershing clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreements states that the Company will assume customer obligations should a customer of the Company default.

   Receivable from the clearing broker includes amounts due on proprietary unsettled cash and margin transactions and commissions earned.

FIA CAPITAL GROUP, INC.
Notes to Financial Statements
December 31, 2002

6.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that net capital, as defined, shall be the greater of $ 100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 40.34% and its net capital was $ 202,746, which is $ 102,746 in excess of its minimum net capital requirement of $ 100,000.

7.   Retirement Plan

The Company maintains a qualified 401K employee savings and retirement plan covering all employees aged 21 with one year and 1,000 hours of service. Participants may elect to defer 2-15% of their annual compensation and the company matches 50% of elective deferrals. For the year ended December 31, 2002 the Company's contributions totalled $ 16,334.

8.   Related Party Transactions

The Company reimburses ABSCO for certain operating expenses paid by ABSCO on its behalf. Including rent, approximately $ 114,990 was paid to ABSCO during 2002.

9.   Commitments

The Company currently leases office space from ABSCO under a month to month lease at $ 6,700 per month. The Aggregate amount payable by the Company under the operating lease is $ 80,400 for 2002.

10.   Off-Balance Sheet Risk and Concentration of Credit Risk

As an introducing broker, the Company enters into various debt and equity transactions. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. Pursuant to its agreement with Pershing, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company records securities transactions on a trade date basis and also executes, settles and finances certain equity transactions as principal, which exposes it to off-balance sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations.

The Company may also be exposed to a risk of loss not reflected on the accompanying statements of financial condition of securities sold, but not yet purchased, should the value of such securities increase.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIA Capital Group Inc	as of	December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 303,307	3480
2. Deduct ownership equity not allowable for Net Capital		( )	3490
3. Total ownership equity qualified for Net Capital		303,307	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0	3520
B. Other (deductions) or allowable credits (List)		0	3525
5. Total capital and allowable subordinated liabilities		$ 303,307	3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $	(94,923) 3540		
B. Secured demand note delinquency	3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges	3600		
D. Other deductions and/or charges	3610	(94,923)	3620
7. Other additions and/or allowable credits (List)		0	3630
8. Net capital before haircuts on securities positions		$ 208,384	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments	$ 0	3660	
B. Subordinated securities borrowings	0	3670	
C. Trading and investment securities:			
1. Exempted securities	0	3735	
2. Debt securities	1,899	3733	
3. Options	0	3730	
4. Other securities	3,739	3734	
D. Undue Concentration	0	3650	
E. Other (List)	0	3736	(5,638) 3740
10. Net Capital		$ 202,746	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIA Capital Group Inc	as of	December 31, 2002

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	5,452	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12...	$	100,000	3760
14. Excess net capital (line 10 less 13)...	$	102,746	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	194,568	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	81,785	3790
17. Add:					
A. Drafts for immediate credit...	$	0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	0	3810		
C. Other unrecorded amounts (List)	$	0	3820	$	0	3830
19. Total aggregate indebtedness			$	81,785	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	40.34	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits...	$	N/A	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FIA CAPITAL GROUP, INC.
Schedule of Nonallowable Assets
December 31, 2002

DESCRIPTION

Furniture and Equipment Net of Accumulated Depreciation	$ 53,914
Clearance Deposit Restrictions	10,000
Non Marketable Securities	18,900
Prepaid NASD Fees	12,109
Total	$ 94,923

The accompanying note to supplementary schedules is an integral part of this schedule.

GARY B. FRIEND

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIA Capital Group Inc	as of December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ▸ Pershing Division of DLJ `4335` .... `4570`

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
`4600`		`4601`	`4602`	`4603`	`4604`	`4605`
`4610`		`4611`	`4612`	`4613`	`4614`	`4615`
`4620`		`4621`	`4622`	`4623`	`4624`	`4625`
`4630`		`4631`	`4632`	`4633`	`4634`	`4635`
`4640`		`4641`	`4642`	`4643`	`4644`	`4645`

Total $ `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

FIA CAPITAL GROUP, INC.
Note to Supplementary Schedules
December 31, 2002

There are no material differences between the amounts reported in Schedules I and II and the corresponding amounts reported in the Company's unaudited December 31, 2002 Form X-17a-5 Part IIA amended filing on February 3, 2003.

GARY B. FRIEND

GARY B. FRIEND
CERTIFIED PUBLIC ACCOUNTANT
31 Middleton Road
Savannah, GA 31411

912-598-9335
Fax 912-598-9336

New Jersey Office

800-238-8893
Fax 800-238-8886

411 Evergreen Blvd.
Scotch Plains, NJ 07076

To the Board of Directors and Stockholders of
FIA Capital Group, Inc.

In planning and performing my audit of the financial statements of FIA Capital Group, Inc. (the "Company") for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company, (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my consideration of the internal control, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 15, 2003

GARY B. FRIEND